June 13, 2006

Securities and Exchange Commission

Division of Corporation Finance

Attention: Larry Spirgel

Washington, D.C. 20549

Re:  iBroadband, Inc.

Form 10-SB Amendment No. 1

Filed May 22, 2006

File No. 0-51918

Dear Mr. Larry Spirgel;

In response to your comments regarding the 10-SB Amendment No. 1 filed by iBroadband, Inc. on May 22, 2006 we have made the following corrections and responses where required:

Amendment No. 1 to Form 10-SB

General

1.  With this response letter and amended form 10-SB we are also sending drafts of form 10-KSB/A and form 10-QSB/A along with corrected certifications for your review.

Item 2 Management’s Discussion and Analysis and Results of Operations, page 10

Material Trends and Events, Page 11

2.    We further discuss the $100,000 legal liability and added the following paragraphs to Material Trends and Events on page 11.

A default judgment was entered against T-Speed Broadband Communications, Inc. on January 12, 2004 in favor of Hutton Communications, Inc. in the amount of $69,088.03 plus legal fees in the amount of $30,000, plus interest at 5% until paid.  The plaintiff sued the Company to recover the cost of equipment sold to the Company in years 2000 and 2001 for which the Company did not pay. A default judgment was entered on plaintiff’s complaint.

The Company believes it can settle the judgment for a lesser amount through negotiation. When the Company has sufficient working capital it will start the process of negotiation.  There is no assurance that a favorable settlement can be reached or that the Company will have sufficient working capital in the future.

Financial Statements, Page 11

3.  The following paragraph has been added on page 12, Financial Statements.

If we continue to steadily lose existing customers, our losses going forward could increase. Over the past 3 years our customer base has decreased by as mush as 10% annually. The company must stop the deterioration. Management plans are to reverse this trend by upgrading our existing infrastructure, improving our network reliability, placing more emphasis on customer relationship and offering current customers incentives to continue using our services.  Should the company be unable to reverse the negative trend, revenues will continue to decrease effecting the company’s capability of remaining a viable entity.

Item 4 Security Ownership of Certain Beneficial Owners and Management, page 14

4.   The following tables have been revised as follows:

Title of Class	Name and Address	Amount & Nature of Beneficial Ownership	Percentage of Class
Common shares	Raymond J. Nawara (1) 14286 Gillis Rd Farmers Branch, TX 75244	1,250,000 Directly	6.36%
Common Shares	Uptown Capital Group, Inc.(1) 14286 Gillis Rd Farmers Branch, TX 75244	11,916,995 Common Shares	60.68%
Common Shares	Nawara Family Trust (2) 14286 Gillis Rd Farmers Branch, TX 75244	3,000,000 Common Shares	15.28%
Common Shares	Andrea Nawara (2) 14286 Gillis Rd Farmers Branch, TX 75244	143,960 Common Shares	.73%

Title of Class	Name and Address	Amount & Nature of Beneficial Ownership	Percentage of Class
Common shares	Raymond J. Nawara (1) 14286 Gillis Rd Farmers Branch, TX 75244	1,250,000 Directly	6.36%
Common Shares	Uptown Capital Group Raymond J. Nawara	11,916,995 Indirectly	60.68%
Common Shares	Nawara Family Trust Raymond J. Nawara	3,000,000 Indirectly	15.28%
Common Shares	Andrea Nawara Raymond J. Nawara	143,960 Indirectly	.73%
Common Shares	Aggregate Total shares as a group	16,310,955	83.05%

Item 6 Executive Compensation, page 18

Director Compensation, page 18

5.  Mr. Nawara has no compensation agreements with the company other than the annual salary of $60,000 from the subsidiary IBT pursuant to a resolution adopted by its board of directors on April 5, 2005.  Warrants between T-Speed Broadband Communications, Inc. and Mr. Nawara have been filed as exhibit numbers 99.1 & 99.2.

Report of Independent Registered Public Accounting Firm, page F-1

6.  In regard to deferred salaries, we had previously restated prior year financials based on a request to do so from your legal group. We have now reversed the restatements and recorded the elimination of deferred salaries accrual against paid-in-capital in December 2004, per your suggestion.

The differences noted for the financials statements for the three months ended December 31, 2004 resulted from errors in the compilation for the period. Annualized audit entries, which were already presented as part of prior periods, were erroneously included in the compilation. A reconciliation of the changes follows:

                     Net Income previously reported                  $  (5,907)

                     Deferred Salaries adjustment                          (199,631)

                     Revaluation on inventory on hand                  (110,370)

                     Adj to Cost of revenue for revaluation

                          Of  items sold                                              (31,817)

                     Corrected Net Income                                   $ (347,725)

Consolidated Balance Sheets, page F-22

7.  Negative accounts receivable at March 31, 2006 resulted from the allowance for bad debt exceeding amounts due from customers. Per your suggestion we have adjusted the allowance by $2,207 against bad debt expense, resulting in zero accounts for that date. The financial statements have been restated to reflect this change.

Consolidated Statements of Cash Flows, page F-25

8.  Per your suggestion the “Adjustment to conversion of common stock for accrued interest payable” item has been taken out cash flow from financing activities and included with the change in accrued expenses.

Signature: By: /s/ Matthew Hutchins

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Title:  President/CEO

Date:  June 13, 2006